UNDERWRITING AGREEMENT

July 9, 2010

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E6

Attention:	Mr. Wade Nesmith
Executive Chairman

Dear Sirs:

Canaccord Genuity Corp. (“Canaccord Genuity” or the “Lead Underwriter”), GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc. (collectively, with the Lead Underwriter, the “Underwriters”) understand that Mala Noche Resources Corp. (the “Company”) intends to create, issue and sell 50,000,000 subscription receipts of the Company (the “Subscription Receipts”). The Subscription Receipts will be created pursuant to a subscription receipt indenture (the “Subscription Receipt Indenture”) between the Company and Computershare Trust Company of Canada, as subscription receipt agent (the “Escrow Agent”) to be dated as of the Closing Date (as hereinafter defined). Each Subscription Receipt will entitle the holder thereof to receive upon satisfaction of the Release Conditions (as hereinafter defined) and without payment of additional consideration or further action, one unit of the Company (an “Underlying Unit”).

Each Underlying Unit will consist of one post-consolidation common share in the capital of the Company (a “Unit Share”) and 0.40 of a common share purchase warrant to purchase one post-consolidation common share in the capital of the Company (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one post-consolidation common share in the capital of the Company (a “Warrant Share”) at an exercise price of $8.00 per Warrant Share for a period of five years from the Closing Date.

We understand that the Company has prepared and filed a Preliminary Prospectus (as hereinafter defined) with respect to the qualification for distribution to the public of the Subscription Receipts and Underlying Units in each of the Qualifying Jurisdictions (as hereinafter defined) and will prepare a Final Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Subscription Receipts and Underlying Units for distribution to the public in each of the Qualifying Jurisdictions.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally offer to purchase from the Company in the respective percentages set forth in Section 11 hereof, and the Company agrees to sell to the Underwriters, all but not less than all of the Subscription Receipts on an underwritten basis at a price of $6.00 per Subscription Receipt (the “Offering Price”) for gross proceeds of $300,000,000.

In addition, the Underwriters shall have an over-allotment option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in whole or in part at the Underwriters' sole discretion and without obligation, to purchase up to an additional 7,500,000 Subscription Receipts (“Additional Subscription Receipts”) at the Offering Price for additional gross proceeds to the Company of up to $45,000,000 for market stabilization purposes and/or to cover over-allotments, if any. In the event that the Over-Allotment Option is exercised in whole or in part following the satisfaction of the Release Conditions, the Company will issue to the Underwriters an equal number of Underlying Units (the Underlying Units to be issued upon exercise of the Over-Allotment Option or upon conversion of the Additional Subscription Receipts, as the case may be, are hereinafter referred to as the “Additional Underlying Units”). The Over-Allotment Option shall be exercisable by the Underwriters at any time and from time to time, until 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed Over-Allotment Closing Date (as hereinafter defined) to the Company after which time the Over-Allotment Option shall be void and of no further force and effect. In the event that the Over-Allotment Option is exercised, the Additional Subscription Receipts (or Additional Underlying Units, as the case may be) issued thereunder, shall be deemed to form part of the Offering for the purposes hereof and all of the terms and conditions relating to the closing of the purchase and sale of the Subscription Receipts shall apply to each purchase and sale of Additional Subscription Receipts. The Offering of the Subscription Receipts (which term shall include any Additional Subscription Receipts, or Additional Underlying Units issued in lieu thereof, to be sold in the event of the exercise of the Over-Allotment Option) by the Company is hereinafter referred to as the “Offering”. Unless the context otherwise requires, all references to the “Subscription Receipts”, “Underlying Units”, “Unit Shares”, “Warrants” and “Warrant Shares” shall assume the exercise of the Over-Allotment Option.

The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Subscription Receipts in connection with the private placements of the Subscription Receipts within the United States or to, or for the account or benefit of, U.S. Persons (as hereinafter defined) only in accordance with U.S. Securities Act (as hereinafter defined) and the provisions of this Agreement and, without limiting the foregoing, specifically Schedule "C" to this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Subscription Receipts, and if the Over-Allotment Option is exercised, the Additional Subscription Receipts being issued by the Company and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Subscription Receipts and Additional Subscription Receipts at the Offering Price set forth in the paragraphs above, and to the extent that Substituted Purchasers purchase Subscription Receipts and Additional Subscription Receipts, the obligations of the Underwriters to do so will be reduced by the number of Subscription Receipts and Additional Subscription Receipts purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Subscription Receipts including the Preliminary Prospectus and the Final Prospectus and distributing the Subscription Receipts, directly and through other investment dealers and brokers, the Company agrees to pay the Underwriters’ Fee (as hereinafter defined) to the Underwriters upon the release from escrow of the Escrowed Funds.

As additional compensation for the services to be rendered by the Underwriters in connection with the Offering, the Company shall grant broker special warrants (“Broker Special Warrants”) to the Underwriters which will automatically convert into broker warrants (the “Broker Warrants”) on the release from escrow of the Escrowed Funds. The Broker Warrants will be exercisable at a price of $6.00 any time up to 18 months following the closing of the Acquisition (as hereinafter defined) to purchase up to that number of post-consolidation common shares equal to 1% of the number of Subscription Receipts (including for greater certainty, Additional Subscription Receipts or Additional Underlying Units issued in lieu thereof, as the case may be) sold pursuant to the Offering, other than Subscription Receipts sold pursuant to the President’s List (as hereinafter defined) (the “Broker Shares”). The Underwriters represent that they are not in the United States and are not U.S. Persons, the Broker Special Warrants were not offered to them in the United States, and this Agreement has not been signed in the United States.

The gross proceeds (the “Escrowed Proceeds”) from the Offering will be deposited at the Closing Time (as hereinafter defined) in escrow with the Escrow Agent, and invested in short term investment grade debt obligations of, or guaranteed by, the Government of Canada pending satisfaction of the Release Conditions. Provided that the Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on the date that is 60 days following the Closing Date (the “Release Deadline”), the Escrow Agent will release the Escrowed Funds (as hereinafter defined) to the Company (less the Underwriters’ Fee and the Underwriters’ expenses) and each Subscription Receipt will be automatically converted into one Underlying Unit without payment of additional consideration and without any further action by the holder thereof. If: (i) the Release Conditions are not satisfied prior to the Release Deadline; or (ii) prior to the Release Deadline the Company advises the Underwriters or announces to the public that it does not intend to satisfy any of the Release Conditions (each such event being a “Termination Event”), the Escrow Agent will return to each holder of Subscription Receipts, as soon as practicable following the Termination Event an amount equal to the aggregate Offering Price (as hereinafter defined) of the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned on the Escrowed Proceeds (less applicable withholding tax, if any).

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Qualifying Jurisdictions (as hereinafter defined) and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.          Interpretation

1.1        Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms shall have the following meanings, respectively:

“Accredited Investor” means an “accredited investor” that satisfies the criteria set forth in Rule 501(a) of Regulation D adopted pursuant to the U.S. Securities Act;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation of and published policies issued by each other relevant jurisdiction;

“Acquisition” means the acquisition of the San Dimas Mines and related assets, including Silver Trading (Barbados) Ltd., by the Company from Desarrollos Mineros San Luis, S.A. de C.V. and Goldcorp Silver (Barbados) Ltd., as more particularly set forth in the Final Prospectus;

“Additional Subscription Receipts” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Additional Underlying Units” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Broker Shares” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Broker Special Warrants” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Broker Warrants” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Canaccord Genuity” means Canaccord Genuity Corp.;

“Closing Date” means July 20, 2010 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than July 30, 2010;

“Common Shares” means the common shares in the capital of the Company;

“Company” shall have the meaning ascribed thereto in the first paragraph of this Agreement;

“Company’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), information circular, annual information form, financial statements or other document of the Company which has been publicly filed by, or on behalf of, the Company pursuant to Applicable Securities Laws or otherwise by or on behalf of the Company;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Company or any of the Material Subsidiaries is a party or by which any of their property or assets are bound;

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Subscription Receipts have been sold by the Underwriters to the public (such date to be no later than 30 days after the Closing Date);

“Documents Incorporated by Reference” means, in respect of either the Preliminary Prospectus or the Final Prospectus, the financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus or Final Prospectus, as the case may be, pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria, and has complied with the requirements, of NI 44-101 so as to allow it to offer securities using a short form prospectus;

“Escrow Agent” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Escrowed Funds” means the Escrowed Proceeds, together with all interest and other income earned thereon;

“Escrowed Proceeds” has the meaning ascribed to such term in the ninth paragraph of this Agreement;

“Final Prospectus” means the (final) short form prospectus dated July 9, 2010 including all of the Documents Incorporated by Reference, prepared by the Company and relating to the distribution of the Subscription Receipts;

“including” means including without limitation;

“Indemnified Party” shall have the meaning ascribed thereto in Section 9.1 of this Agreement;

“Lead Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Material Agreement” means any material contract, commitment, agreement (written or oral), joint venture instrument, lease or other document, including a license agreement to which the Company or any of the Material Subsidiaries is a party or by which any of their property or assets are bound;

“material change” has the meaning ascribed to that term in Applicable Securities Laws or where such term is undefined under Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company’s securities or a decision to implement such a change made by the Company’s board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

“material fact” has the meaning ascribed to that term in Applicable Securities Laws or where such term is undefined under Applicable Securities Laws means a fact that would reasonably be expected to have a significant effect on, the market price or value of any of the Company’s securities;

“Material Subsidiaries” means, collectively, the corporations listed on Schedule “B” hereto;

“misrepresentation” has the meaning ascribed to that term in Applicable Securities Laws or where such term is undefined under Applicable Securities Laws means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” means, collectively, the Subscription Receipts, the Underlying Units, the Unit Shares, the Warrants and the Warrant Shares;

“Offering” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto in the fourth paragraph hereof;

“Over-Allotment Closing Date” means the date of completion of any purchase and sale of Additional Subscription Receipts pursuant to the exercise by the Underwriters of the Over-Allotment Option;

“Over-Allotment Option” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Preliminary Prospectus” means the preliminary short form prospectus dated June 7, 2010 prepared by the Company relating to the distribution of the Subscription Receipts including all of the Documents Incorporated by Reference therein;

“President’s List” means the list of purchasers introduced to the Underwriters by the Company, which purchasers shall be permitted to subscribe for not more than $20,000,000 of the gross proceeds of the Offering;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchasers” means, collectively, each of the purchasers of Subscription Receipts arranged by the Underwriters pursuant to the Offering, including, the Substituted Purchasers and, if applicable, the Underwriters;

“Qualifying Jurisdictions” means all of the Provinces and Territories of Canada except Québec;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Release Conditions” means:

(a)

all conditions precedent to the closing of the Acquisition, other than the payment of the cash portion of the purchase price, will have been satisfied or waived and there will not exist any inquiry, investigation or other proceeding of a regulatory nature that would prevent the closing of the Acquisition or would prevent or restrict the trading in or the distribution of the Unit Shares, Warrants or Warrant Shares or the Common Shares issuable in connection with the Acquisition;

(b)	the Acquisition and the issue and listing of the Unit Shares, Warrants and Warrant Shares and the Common Shares to be issued in connection with the Acquisition will have been approved by the TSXV;

(c)	the Share Consolidation will have been completed; and

(d)	all required shareholder approvals shall have been obtained.

“Release Deadline” has the meaning ascribed to such term in the ninth paragraph of this Agreement;

“San Dimas Mines” means the San Antonio, Tayolita and Santa Rita mines located in Mexico’s San Dimas district to be acquired by the Company pursuant to the Acquisition, as more particularly described in the Final Prospectus;

“Securities Commissions” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering;

“Selling Jurisdictions” means, collectively, the Qualifying Jurisdictions and such other jurisdictions as the Underwriters and the Company may agree, including the United States;

“Share Consolidation” means the consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every 20 pre-consolidation Common Shares;

“subsidiary” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Subscription Receipts” has the meaning ascribed to such term in the first and fifth paragraphs of this Agreement;

“Subscription Receipt Indenture” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Substituted Purchasers” shall have the meaning ascribed to such term in the sixth paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Subscription Receipts and any Documents Incorporated By Reference;

“Survival Limitation Date” means the later of:

(i)	the second anniversary of the Closing Date; and

(ii)

the latest date under Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

“Termination Event” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or Over-Allotment Closing Date, as applicable;

“Transfer Agent” means Computershare Investor Services Inc;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Underlying Unit” has the meaning ascribed thereto in the first and fifth paragraphs of this Agreement;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Fee” means a cash fee equal to 5.5% of the aggregate gross proceeds of the Offering, excluding proceeds from the President’s List, for which the Underwriters will receive a fee of 2.75% of gross proceeds;

“Unit Share” has the meaning ascribed thereto in the second paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” shall have the meaning given to that term in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Ventanas Property” means the Company’s Ventanas property in Durango Province, Mexico.

“Warrant” has the meaning ascribed thereto in the second paragraph of this Agreement.

“Warrant Agent” means Computershare Trust Company of Canada in its capacity as warrant agent in respect of the Warrants;

“Warrant Indenture” means the warrant indenture governing the terms and conditions of the Warrants to be dated as of the Closing Date and to be entered into between the Company and the Warrant Agent; and

“Warrant Share” has the meaning ascribed thereto in the second paragraph of this Agreement.

1.2        Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3        Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.4        Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5        Schedules: The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Opinion of the Company’s Counsel;

Schedule “B” - Material Subsidiaries; and

Schedule “C” - Compliance with United States Securities Laws.

2.          Nature of Transaction

2.1        Each Purchaser resident in a Qualifying Jurisdiction shall purchase the Subscription Receipts pursuant to the Final Prospectus. Except as set forth in Section 3.3, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with applicable securities laws. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Subscription Receipts. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file within the periods stipulated under applicable securities laws of Selling Jurisdictions other than the Qualifying Jurisdictions and at the Company’s expense all private placement forms required to be filed by the Company in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Subscription Receipts in such Selling Jurisdictions outside of Canada may lawfully occur without the necessity of registering the Subscription Receipts or filing a prospectus or any similar document under applicable securities laws in such Selling Jurisdictions outside of Canada, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.          Covenants and Representations of the Underwriters

3.1        Each of the Underwriters severally covenants with the Company that it will (and will use its commercially reasonable efforts to cause the members of the Selling Group to):

(a)

conduct activities in connection with arranging for the sale and distribution of the Subscription Receipts in compliance with all Applicable Securities Laws and the applicable securities laws in the Selling Jurisdictions so that the distribution of the Subscription Receipts in such Selling Jurisdictions outside of Canada may lawfully occur without the necessity of registering the Subscription Receipts or filing a prospectus or any similar document under applicable securities laws in such Selling Jurisdictions outside of Canada, the Prospectus and the provisions of this Agreement;

(b)

not, directly or indirectly, sell or solicit offers to purchase the Subscription Receipts or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration of the Subscription Receipts or filing of a prospectus or similar document with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction, (other than the filing of the Preliminary Prospectus and the Final Prospectus in the Qualifying Jurisdictions and the Underwriters shall be entitled to assume that the Subscription Receipts have been qualified in the Qualifying Jurisdictions to the extent a receipt has been issued for the Final Prospectus in such Qualifying Jurisdictions);

(c)	complete the distribution of the Subscription Receipts as soon as reasonably practicable;

(d)

not make any representations or warranties with respect to the Company or the Subscription Receipts, other than as set forth in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material; and

(e)

upon the Company obtaining the necessary receipts therefor from each of the Securities Commissions in Canada pursuant to NP 11-202, deliver one copy of the Final Prospectus and any Supplementary Material to each of the Purchasers purchasing from such Underwriter.

3.2        Canaccord Genuity shall, on behalf of the Underwriters, notify the Company when, in its reasonable opinion, the Underwriters and Selling Group have ceased distribution of the Subscription Receipts (and in any event such notice shall be given no later than 30 days after the Closing Date) and, if required for regulatory compliance purposes, provide a breakdown of the number of Subscription Receipts distributed and proceeds received: (a) in each of the Qualifying Jurisdictions; and (b) in any other Selling Jurisdiction.

3.3        All offers and sales of Subscription Receipts within the United States or to, or for the account or benefit of, U.S. Persons shall only be made in compliance with Schedule “C” to this Agreement.

3.4        Notwithstanding the foregoing provisions of this Section 3, an Underwriter will not be liable to the Company under this Section 3 with respect to a default under this Section 3 by another Underwriter. No Underwriter will be liable for any act or omission of any other Underwriter.

3.5        Each Underwriter represents and warrants to, and covenants with, the Company that at least one of the Underwriters is duly registered under the Applicable Securities Laws in each of the Qualifying Jurisdictions.

3.6        The Underwriters will use reasonable commercial efforts to distribute the Subscription Receipts broadly so that public distribution requirements of the TSX will be satisfied on the Closing Date.

4.          Representations, Warranties and Covenants of the Company

4.1        The Company hereby represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying on same in entering into this Agreement, that:

4.1.1     General Matters

(a)

the Company (i) has been duly incorporated under the Business Corporations Act (British Columbia) and is up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Subscription Receipts, to issue the Unit Shares and Warrants upon conversion of the Subscription Receipts and the Warrant Shares upon exercise of the Warrants, to issue the Broker Special Warrants, the Broker Warrants upon conversion of the Broker Special Warrants and the Broker Shares upon exercise of the Broker Warrants, to enter into this Agreement, the Subscription Receipt Indenture and the Warrant Indenture and to carry out its obligations hereunder and thereunder;

(b)

the subsidiaries listed on Schedule “B” are the only subsidiaries of the Company which are, or will upon closing of the Acquisition be, material to the Company (the “Material Subsidiaries”) and the securities of such subsidiaries are, or will upon closing of the Acquisition be, held directly and indirectly by the Company as set out in Schedule “B”, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever (except as disclosed or contemplated in the Final Prospectus) and the Company is, or will upon closing of the Acquisition be, entitled to the full rights of beneficial ownership of all shares of the Material Subsidiaries. All of such shares in the capital of the Material Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid shares and, upon closing of the Acquisition, no person, other than the Company or a subsidiary thereof will have any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares;

(c)

each of the Material Subsidiaries: (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(d)	no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(e)

each of the Company and the Material Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and each is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, licenses, registrations and qualifications which could have an adverse material effect on the Company and the Material Subsidiaries (on a consolidated basis) and all such licenses, registrations and qualifications are valid, subsisting and in good standing;

(f)

the execution and delivery of this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates, and the performance by the Company of its obligations hereunder and thereunder and the transactions contemplated hereby and thereby, including the issuance of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Special Warrants, the Broker Warrants and the Broker Shares, have been duly authorized by all necessary corporate action of the Company and this Agreement has been, and the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates will be prior to the Time of Closing, executed and delivered by the Company and each constitutes, and at the Time of Closing, will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable;

(g)

the execution and delivery of this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates, the fulfilment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Special Warrants, the Broker Warrants and the Broker Shares to be issued and sold by the Company, do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except: (i) such as have been obtained; or (ii) such as may be required under Applicable Securities Laws or stock exchange regulations and will be obtained by the Time of Closing or by such later date as such Applicable Securities Laws or stock exchange regulations allow;

(h)

the execution and delivery of this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates, the fulfilment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Subscription Receipts, the Unit Shares and Warrants upon the conversion of the Subscription Receipts and the Warrant Shares upon the exercise of the Warrants, the Broker Special Warrants, the Broker Warrants upon the conversion of the Broker Special Warrants and the Broker Shares upon the exercise of the Broker Warrants do not and will not result in a breach of or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with the constitution of the Company or the Material Subsidiaries, any resolutions of the shareholders or directors of the Company or the Material Subsidiaries, the terms of any Debt Instrument or Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to any of them, which breach or default would have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis;

(i)

all necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Company so as to validly issue and sell the Subscription Receipts, to issue the Unit Shares and Warrants upon the due conversion of the Subscription Receipts and the Warrant Shares upon the exercise of the Warrants, to issue the Broker Special Warrants, to issue the Broker Warrants upon the due conversion of the Broker Special Warrants and to issue the Broker Shares upon due exercise of the Broker Warrants;

(j)

upon payment of the issue price for the Subscription Receipts, the Subscription Receipts will be validly issued and fully paid, upon conversion of the Subscription Receipts, the Unit Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and the Warrants will be validly issued and fully paid, and upon due exercise of the Warrants, including receipt of the exercise price therefor, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company, provided that if the Over-Allotment Option is exercised in whole or in part following the satisfaction of the Release Conditions, the Unit Shares comprising part of the Additional Underlying Units issued in lieu of the Additional Subscription Receipts will be validly issued as fully paid and non-assessable shares in the capital of the Company and the Warrants comprising part of the Additional Underlying Units will be validly issued and fully paid upon payment of the Offering Price for the Additional Underlying Units;

(k)	as of the date hereof, 62,926,284 Common Shares of the Company are issued and outstanding as fully paid and non-assessable;

(l)

the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Material Subsidiaries, on a consolidated basis;

(m)	the Company is in compliance in all material respects with the rules and regulations of the TSXV;

(n)

the currently issued Common Shares of the Company are listed and posted for trading on the TSXV and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Subscription Receipts or the issue of the Unit Shares, the Warrants, the Warrant Shares, the Broker Special Warrants, the Broker Warrants or the Broker Shares has been issued and no proceedings for such purpose are threatened or, to the best of the Company’s knowledge, information and belief, pending;

(o)

other than listing discussions with the TSX, neither the Company nor any of the Material Subsidiaries has taken or will take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV;

(p)

except as disclosed in the Final Prospectus, no person has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(q)	since December 31, 2009, except as disclosed in the Final Prospectus:

(i)

there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and the Material Subsidiaries, on a consolidated basis;

	(ii)	there has not been any material change in the capital stock or long-term debt of the Company and the Material Subsidiaries, on a consolidated basis; and

	(iii)	the Company and the Material Subsidiaries have carried on their respective businesses in the ordinary course;

(r)

the financial statements contained in the Final Prospectus present fairly, in all material respects, the financial condition of the Company and the Material Subsidiaries, on a consolidated basis, as at the dates thereof;

(s)

there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or any of its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Material Subsidiaries, on a consolidated basis;

(t)

there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Material Subsidiaries) or to the knowledge of the Company threatened or pending, against or affecting the Company or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(u)

neither the Company nor the Material Subsidiary has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Final Prospectus which materially adversely affects the Company or the Material Subsidiaries, on a consolidated basis, or would reasonably be expected to have a material adverse effect on the Company or the Material Subsidiaries, on a consolidated basis. Without limiting the generality of the foregoing, neither the Company nor any of the Material Subsidiaries has any material obligation or liability except as disclosed in the Final Prospectus or those arising in the ordinary course of business none of which is materially adverse to the Company and the Material Subsidiaries on a consolidated basis;

(v)

neither the Company nor any of the Material Subsidiaries is in default or in breach in any material respect of the constating documents, by-laws or resolutions of its directors or shareholders or any Debt Instrument, Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to any of them, which breach or default would have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis;

(w)

all filings and fees required to be made and paid by the Company and the Material Subsidiaries pursuant to Applicable Securities Laws and applicable corporate law have been made and paid except for where the failure to make such filings and payments would not constitute an adverse material fact of the Company or of the Material Subsidiaries or result in an adverse material change to the Company and the Material Subsidiaries, on a consolidated basis;

(x)

to the knowledge of the Company, except as disclosed in the Final Prospectus, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Material Subsidiary;

(y)

the Company is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Commission of each of the Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with a Securities Commission of a Qualifying Jurisdiction;

(z)

the information and statements set forth in the Preliminary Prospectus and, the Final Prospectus are true, correct and complete in all material respects and do not contain any misrepresentation as of the date of such information or statement and the Company is not aware of any material inaccuracy in any document included in the Company’s Information Record as considered at the time the relevant document was made;

(aa)

the auditors of the Company and the Material Subsidiaries who audited the consolidated financial statements of the Company and the Material Subsidiaries are independent as required by Applicable Securities Laws;

(bb)	there has not been any “reportable event” (within the meaning of National Instrument 51-102) with the present or any former auditor of the Company;

(cc)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or any of the Material Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company and the Material Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Material Subsidiaries, on a consolidated basis.

All tax returns, declarations, remittances and filings required to be filed by the Company or any of the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the inaccuracy or failure to file such documents would not constitute an adverse material fact of the Company and the Material Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Material Subsidiaries, on a consolidated basis. To the best of the knowledge of the Company and the Material Subsidiaries no examination by any governmental authority of any tax return of the Company or any of the Material Subsidiaries is currently in progress except in the ordinary course and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company and the Material Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Material Subsidiaries, on a consolidated basis;

(dd)

neither the Company nor the Material Subsidiaries, nor to the best of the Company’s knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Material Subsidiaries or such other person, as applicable, under any Debt Instrument or Material Agreement which could have a material adverse effect on the Company and the Material Subsidiaries, on a consolidated basis, and all such Debt Instruments and Material Agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company, the Material Subsidiaries or, to the best of the Company’s knowledge, information and belief, any other party;

(ee)	the net proceeds of the Offering will be used as described in the Final Prospectus;

(ff)	the attributes of the Subscription Receipts and Underlying Units conform in all material respects with the description thereof in the Final Prospectus;

(gg)

the Company will not, for a period of 120 days from the closing of the Acquisition, directly or indirectly issue, sell, offer, grant an option or right in respect of or otherwise dispose of, or agree to do so (or announce any intention to do so) any Common Shares of the Company, or any securities convertible or exchangeable into Common Shares of the Company without the prior written consent of Canaccord Genuity, such consent not to be unreasonably withheld, other than pursuant to (i) the grant or exercise of options and other similar issuances pursuant to the stock option plan of the Company and other existing compensation arrangements; (ii) outstanding warrants; (iii) the Acquisition, (iv) the Offering as set forth in this Agreement and (v) the Settlement Agreement dated June 28, 2010 with Alamos Gold Inc.;

(hh)

the Company will obtain any necessary regulatory consents from the TSXV in connection with the sale of the Subscription Receipts and the issuance of the Unit Shares, Warrants and Warrant Shares hereunder, including the issuance of the Broker Special Warrants, the Broker Warrants and the Broker Shares, on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(ii)

the Company will arrange for the listing of the Subscription Receipts, Unit Shares, Warrants, Warrant Shares and the Broker Shares on the TSXV effective as of the Closing Date and thereafter use commercially reasonable efforts to maintain such listing, until such time as the Company’s Common Shares and the Warrants are listed on the TSX;

(jj)

the Company shall apply to list its Common Shares, including the Unit Shares, the Warrant Shares and the Broker Shares, and the Warrants on the TSX and shall use commercially reasonable efforts to have such listing take effect as soon as reasonably practicable after the Release Conditions are satisfied and thereafter use its commercially reasonable efforts to maintain such listing;

(kk)

the Company will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Qualifying Jurisdictions which have such a concept for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada (or will be listed as a result or as part of such transaction) or the Company’s shareholders approve the transaction;

(ll)	Computershare Investor Services Inc. at its principal transfer office in the City of Vancouver, British Columbia has been appointed registrar and transfer agents for the Common Shares of the Company;

(mm)	prior to the Time of Closing, the Escrow Agent, at its principal transfer office in Vancouver, British Columbia, will be appointed as the Escrow Agent;

(nn)

except as disclosed in the Final Prospectus, none of the directors or officers of the Company, any proposed director or officer, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries on a consolidated basis;

(oo)

other than the Underwriters pursuant to this Agreement and the Lead Underwriter under an agreement dated March 24, 2010, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(pp)

other than as disclosed in the Final Prospectus, neither the Company nor the Material Subsidiaries is party to any material Debt Instrument or has any material loans or other indebtedness outstanding including Debt Instruments with any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company or any Material Subsidiary;

(qq)

on the completion of the Acquisition, the assets of the Company and the Material Subsidiary and their business and operations will be insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

(rr)

the Company’s business, including that of the Material Subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person and no claim has been made against the Company or any Material Subsidiary alleging the infringement by the Company or any Material Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person; and

(ss)	the Company is an Eligible Issuer.

4.1.2     Prospectus Matters

(a)

The Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, use its best efforts to file the Final Prospectus pursuant to NP 11-202 and to use its best efforts to obtain a final receipt from the British Columbia Securities Commission in respect of each Qualifying Jurisdiction and if the Ontario Securities Commission opts out of the dual review system, a final receipt from the Ontario Securities Commission, and shall have taken all other steps and proceedings that may be necessary to do so before the close of business on July 9, 2010 (or such other date as agreed to by Canaccord Genuity, on behalf of the Underwriters);

(b)

the Company will deliver from time to time without charge to the Underwriters as many copies of the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by Applicable Securities Laws in the Qualifying Jurisdictions and such delivery shall constitute (i) the consent of the Company to the use of such documents in the Qualifying Jurisdictions in connection with the distribution or the distribution to the public of the Subscription Receipts and the Underlying Units, subject to the Underwriters complying with the provisions of Applicable Securities Laws in the Qualifying Jurisdictions and the provisions of this Agreement, and (ii) a representation and warranty by the Company to the Underwriters that as at the respective times of delivery thereof:

(i)

all of the information and statements to be contained in the Offering Documents constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries on a consolidated basis and the Subscription Receipts and Underlying Units (provided that this representation and warranty is not intended to extend to information and statements provided by the Underwriters in writing specifically for use therein);

(ii)

none of the Offering Documents contains a misrepresentation (provided that this representation and warranty is not intended to extend to information and statements provided by the Underwriters in writing specifically for use therein);

(iii)

no material fact or information has been omitted from the Offering Documents which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iv)	the Offering Documents in all material respects contain the disclosure required by, and conform to all requirements of, Applicable Securities Laws;

(c)

during and prior to completion of the Distribution Period, the Company will use its reasonable best efforts to otherwise take or cause to be taken all steps and proceedings that may be required under the Applicable Securities Laws of the Qualifying Jurisdictions to qualify the Subscription Receipts (or Underlying Units to be issued in lieu thereof) for sale to the public through registrants registered under the Applicable Securities Laws of the Qualifying Jurisdictions who have complied with the relevant provisions thereof; and

(d)

at all times until the completion of the Distribution Period, the Company will, to the satisfaction of counsel to the Underwriters, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Jurisdictions to continue to so qualify the Subscription Receipts (or Underlying Units to be issued in lieu thereof) or, in the event that the Subscription Receipts (or Underlying Units to be issued in lieu thereof) have, for any reason, ceased to so qualify, to again so qualify the Subscription Receipts (or Underlying Units to be issued in lieu thereof).

4.1.3     Due Diligence Matters

(a)

prior to the filing of the Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Final Prospectus and any applicable Supplementary Material;

(b)

the Company will promptly notify the Underwriters in writing if, prior to completion of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact or any other material change concerning the Company and the Material Subsidiaries on a consolidated basis or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of Applicable Securities Laws;

(c)

the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, acting reasonably, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions in the Qualifying Jurisdictions a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of the Subscription Receipts (or Underlying Units to be issued in lieu thereof) and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Subscription Receipts (or Underlying Units to be issued in lieu thereof) for sale or distribution outside Canada;

(d)

the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)

the minute books of the Company provided to counsel to the Underwriters contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

4.1.4     Mining and Environmental Matters

(a)

the Company and the Material Subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Mining and Environmental Laws”) relating to the protection of the environment, occupational health and safety, current or proposed mining, exploration or development activities, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (“Hazardous Substances”);

(b)

other than as described in the Final Prospectus, the Company and the Material Subsidiaries have, collectively, obtained, or will obtain on closing of the Acquisition the rights to use, all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable legislation including Mining and Environmental Laws (the “Permits”) necessary as at the date hereof for the operation of the businesses carried on or proposed to be commenced by the Company and the Material Subsidiaries as described in the Final Prospectus and each Permit is or will be at the time of such commencement valid, subsisting and in good standing and neither the Company nor any of the Material Subsidiaries is in material default or breach of any Permit and, to the best of the knowledge of the Company, no proceeding is pending or threatened to revoke or limit any Permit;

(c)

neither the Company nor the Material Subsidiaries have used, except in material compliance with all Mining and Environmental Laws and Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d)

neither the Company nor any Material Subsidiary has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Mining and Environmental Law, nor is the Company aware of any such notice which has been given to a prior occupant of the San Dimas Mines or the Ventanas Property which remains applicable to the Company and neither the Company nor any Material Subsidiary have settled any allegation of non-compliance short of prosecution in respect of the San Dimas Mines or the Ventanas Property. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiaries, nor has the Company or any of the Material Subsidiaries received notice of any of the same;

(e)

neither the Company nor the Material Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Mining and Environmental Laws and neither the Company nor the Material Subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(f)

on the closing of the Acquisition, the Company and the Material Subsidiaries, on a consolidated basis, will own, control or have legal rights to, through mining tenements of various types and descriptions, agreements with local Ejidos and by ownership of real property, such rights, titles, leases and interests as are materially necessary or appropriate to authorize and enable it to access the San Dimas Mines and the Ventanas Property and carry on the material mining activities and mineral exploration as currently being undertaken or proposed to be undertaken (as described in the Final Prospectus) (collectively, the “Mining Rights”) and will not be in default of such Mining Rights, except for any default which would not either individually or in the aggregate have a material adverse effect on the Company and the Material Subsidiaries, on a consolidated basis;

(g)

all assessments or other work required to be performed in relation to the Mining Rights in order to maintain its interest therein, if any, have been performed to date and the Company and the Material Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to contractual obligations to third parties in this regard except for any non-compliance which would not either individually or in the aggregate have a material adverse effect on the Company and the Material Subsidiaries, on a consolidated basis and, except as disclosed in the Final Prospectus, all such Mining Rights are in good standing in all material respects as of the date of this Agreement;

(h)

on the closing of the Acquisition, the Company or the Material Subsidiaries will be the absolute legal and beneficial owner of, and have good and marketable title to, the San Dimas Mines and the Ventanas Property, the Mining Rights and other assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except as set out in the Final Prospectus and in respect of equipment leases. The Company and the Material Subsidiaries know of no claim or basis for any claim, including a claim with respect to native rights, that might or could adversely affect the right thereof to access, use, transfer or otherwise exploit the Mining Rights, the Company and the Material Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;

(i)

any and all of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiaries are to acquire the San Dimas Mines and the Ventanas Property and assets (including any interest in, or right to earn an interest in, the San Dimas Mines and the Ventanas Property), will be valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and there has been no material default under any lease, license or claim pursuant to which the Company or the Material Subsidiaries derive an interest in the San Dimas Mines and the Ventanas Property or assets and all taxes required to be paid with respect to the San Dimas Mines and the Ventanas Property and assets to the date hereof have been paid or will be paid on closing of the Acquisition. The interests of the Company or the Material Subsidiaries in the San Dimas Mines and the Ventanas Property are not subject to any right of first refusal or purchase or acquisition rights;

(j)

in respect of the San Dimas Mines and the Ventanas Property, there are no ongoing environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiaries except for ongoing evaluations, assessments, studies or tests conducted by or on behalf of the Company in the ordinary course; and

(k)	the Company is in material compliance with the provisions of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and has filed all technical reports required thereby.

4.1.5     Employment Matters

(a)

Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(b)

all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries;

(c)

there is not currently and the Company does not anticipate any labour disruption with respect to the employees or consultants of the Company which is adversely affecting or could adversely affect the exploration or development plans of the Company or the Material Subsidiaries or the carrying on of the business of the Company or the Material Subsidiaries; and

(d)

the Company and the Material Subsidiaries are in material compliance with all applicable laws, regulations and policies respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages.

4.1.6     Money Laundering and Foreign Corrupt Practices

(a)

The operations of the Company and each of the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Company or any of the Material Subsidiaries with respect to Money Laundering Laws is, to the best knowledge of the Company, pending or threatened.

(b)

None of the Company, the Material Subsidiaries nor their respective affiliates, officers, directors or employees acting on behalf of the Company or the Material Subsidiaries have taken, committed to take or been alleged to take any action which would cause the Company or the Material Subsidiaries or their respective affiliates to be in violation of the United States Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable law of similar effect of another jurisdiction, and to the knowledge of the Company no such action has been taken by any agents, representatives or other persons acting on behalf of the Company, the Material Subsidiaries or their affiliates.

5.          Conditions to Purchase Obligation

5.1        The following are conditions of the Underwriters’ obligations to complete the purchase of the Subscription Receipts by the Company as contemplated hereby, which conditions the Company covenants to exercise its reasonable best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

the Company shall have filed the Final Prospectus pursuant to MI 11-202 and obtained a review receipt document from the British Columbia Securities Commission on its own behalf and on behalf of the Ontario Securities Commission, and a deemed receipt in respect of each of the other Qualifying Provinces and taken all other steps and proceedings that may be necessary in order to qualify the Subscription Receipts and the Over-Allotment Option for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before the close of business on July 9, 2010, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so;

(b)

the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the TSXV required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Underwriters, acting reasonably, prior to the Closing Date, it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfil this condition;

(c)

the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, within 24 hours of the issuance of the receipt for the Final Prospectus by each of the Qualifying Jurisdictions, or such later time as may be agreed upon by the Company and Canaccord Genuity on behalf of the Underwriters, in such Canadian cities as Canaccord Genuity, on behalf of the Underwriters, may reasonably request, the reasonable requirements of conformed commercial copies of the Final Prospectus and any Supplemental Material, if applicable;

(d)

the Company shall have delivered to the Underwriters, without charge and in such numbers and in such cities as Canaccord Genuity, on behalf of the Underwriters, may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto;

(e)

the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares and the Broker Shares will have been conditionally accepted for listing by the TSXV (or the TSX), subject to the usual conditions, and the Subscription Receipts will, at the opening of trading on the TSXV (or the TSX) on the Closing Date start trading on the TSXV (or the TSX);

(f)

the Company’s board of directors will have authorized and approved this Agreement, the Subscription Receipt Indenture and the certificates representing the Subscription Receipts, the Warrant Indenture and the certificates representing the Warrants, the sale and issuance of the Subscription Receipts (or Underlying Units in lieu thereof), the issuance of the Unit Shares and Warrants upon conversion of the Subscription Receipts, the issuance of the Warrant Shares upon exercise of the Warrants, the Broker Special Warrants and the certificates representing the Broker Special Warrants, the Broker Warrants and the certificates representing the Broker Warrants, the issuance of the Broker Warrants upon conversion of the Broker Special Warrants, the issuance of the Broker Shares upon exercise of the Broker Warrants and all matters relating to the foregoing;

(g)

the Company will deliver a certificate of the Company signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters, acting reasonably, certifying that:

(i)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Subscription Receipts, the Common Shares and the Warrants) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

	(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(iii)

the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby;

	(iv)	there has been no adverse material change since the date hereof which has not been generally disclosed;

(v)

no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis.

(h)

the Company will have caused a favourable legal opinion to be delivered by its legal counsel, Lang Michener LLP, addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters acting reasonably, including in respect of those matters identified in Schedule “A” hereto, subject to the usual and customary assumptions, limitations and qualifications. In giving such opinion, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel or to arrange, to the extent appropriate, for separate opinions of local counsel and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(i)

if any Subscription Receipts are being sold within the United States or to, or for the account or benefit of, U.S. Persons pursuant to Schedule “C” to this Agreement, the Company shall have caused a favourable legal opinion to be delivered by Lang Michener LLP, its United States counsel, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of such Subscription Receipts to such Substituted Purchasers is not required to be registered under the U.S. Securities Act;

(j)

the Company will have caused favourable legal opinions to be delivered by local counsel addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

	(i)	the incorporation and existence of each of the Material Subsidiaries under the laws of its jurisdiction of incorporation;

	(ii)	as to the holders of the issued and outstanding shares of each of the Material Subsidiaries; and

(iii)

that each of the Material Subsidiaries has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties, all as described in the Final Prospectus;

(k)

the Company will have caused a favourable title opinion to be delivered by Mexican local counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably with respect to the San Dimas Mines and the Ventanas Property;

(l)

the Company will have caused Deloitte & Touche to deliver an update of its letters referred to in Section 6.1 below with such changes thereon as may be necessary to bring the information in such letter forward to within two business days of the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably;

(m)	the Company will have caused its registrar and transfer agent to deliver a certificate as to the issued and outstanding Common Shares of the Company;

(n)	the Company will deliver such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters or their counsel may reasonably require; and

(o)

prior to the Time of Closing, any material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company shall have been disclosed to the Underwriters in writing.

6.          Additional Documents Upon Filing of Final Prospectus

6.1        The Company shall cause to be delivered to the Underwriters, concurrently with the filing of the Final Prospectus and any Supplementary Material, comfort letters dated within two business days of the date thereof from the auditors of the Company and of the carve-out financial statements included in the Final Prospectus and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter.

7.          Closing

7.1        The Offering will be completed at the offices of the Company’s counsel in the city of Vancouver, British Columbia with certificates representing the Subscription Receipts and the Broker Special Warrants to be concurrently delivered in the city of Toronto, Ontario at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

7.2        At the Time of Closing, the Company shall deliver to the Underwriters the certificates representing the Subscription Receipts and the Broker Special Warrants together with the documents set out in Section 5.1 against payment by the Underwriters of the aggregate purchase price for the Subscription Receipts, by wire transfer payable to the Escrow Agent, as contemplated in this Agreement.

7.3        All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to purchase the Subscription Receipts by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

7.4        Provided that the Release Conditions are satisfied prior to the Release Deadline, the Escrow Agent will release the Escrowed Funds to the Company, less the Underwriters’ Fee and the Underwriters’ expenses, which amounts shall be released to the Underwriters, and the Escrow Agent’s fees and expenses.

7.5        If the Release Conditions are not satisfied prior to the Release Deadline, the Underwriters’ Fee will not be payable, the Broker Special Warrants will be cancelled and the Underwriters’ expenses shall be paid in accordance with Section 10.2.

7.6        In the event the Over-Allotment Option is exercised in whole or in part, the Additional Subscription Receipts issued (or Underlying Units issued in lieu thereof) shall be deemed to form part of the Offering and all provisions relating to Closing on the Closing Date shall apply on the Over-Allotment Closing Date.

8.          Termination of Purchase Obligation

8.1        Without limiting any of the other provisions of this Agreement, any Underwriter will be entitled, at its sole option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations (and those of any Purchasers arranged by it) under this Agreement, to purchase the Subscription Receipts, by giving written notice to the Company at any time through to the Time of Closing if:

(a)

there shall occur or be discovered any material change or change in a material fact in the affairs of the Company, the Material Subsidiaries, or there should be discovered any previously undisclosed material fact in each case which, in the reasonable opinion of the Underwriter, has or would be expected to result in the purchasers of a material number of Subscription Receipts exercising their right under applicable legislation to withdraw from their purchase of Subscription Receipts or, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the Company or the market price or value of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares or other securities of the Company;

(b)

any order inquiry, action, suit, investigation, petition or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any securities regulatory authority against the Company, the Material Subsidiaries or any of its officers, directors or principal shareholders of the Company or any law or regulation is enacted or changed which in the opinion of the Underwriter, acting reasonably, operates or threatens to prevent, cease or restrict the issuance or trading of the securities of the Company by the Company, its officers, directors or principal shareholders or materially and adversely affects or may materially and adversely affect the market price or value of the securities of the Company;

(c)

there should develop, occur or come into effect or existence any event, action, state, accident, condition, terrorist event or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriter seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole;

(d)	the state of the financial markets in Canada or elsewhere is such that in the reasonable opinion of the Underwriter the Subscription Receipts cannot be marketed profitably;

(e)

there shall have occurred any change in securities laws, and inquiry, order, investigation or other proceeding pursuant to any laws of Canada or the other Selling Jurisdictions which, in the reasonable opinion of the Underwriter acting reasonably prevents or restricts the distribution of the Subscription Receipts or adversely affects or might reasonably be expected to adversely affect the market price or value of the securities of the Company;

(f)	the agreement with respect to the Acquisition shall have been terminated;

(g)	the TSXV (or the TSX) shall have given the Company notice of its refusal to list the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares or the Broker Shares; or

(h)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

            The Underwriters (or any one of them) shall give notice to the Company in writing of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ (or any one of their) entitlement to exercise this right at any time through to the Time of Closing.

            The Underwriters’ rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this Agreement.

8.2        If the obligations of an Underwriter are terminated under this Agreement pursuant to the termination rights provided for in Section 8.1, the Company’s liabilities to such Underwriter shall be limited to the Company’s obligations under the indemnity, contribution and expense provisions of this Agreement.

9.          Indemnity

9.1        The Company hereby covenants and agrees to indemnify and save harmless each of the Underwriters, their respective affiliate U.S. broker-dealers and their respective directors, officers, employees, partners, underwriters, advisors and shareholders (collectively, the “Indemnified Parties” and each an “Indemnified Party”), from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering whether performed before or after the Company’s execution of the Agreement, including, but not limited to:

(a)

any misrepresentation or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents) contained in the Offering Documents or the Company’s Information Record;

(b)

any information or statement (except any information or statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents) contained in the Offering Documents or in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c)

any omission or alleged omission to state any fact in any certificate or document of the Company delivered under this Agreement or in the Offering Documents (except facts relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(d)

the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters); or

(e)	any material breach of the representations, warranties or covenants of the Company contained in this Agreement.

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

9.2        The Company also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on the Company’s behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from an Indemnified Party’s breach of this Agreement, breach of applicable laws, negligence, fraudulent act or wilful misconducts.

9.3        In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was in breach of this Agreement, breach of applicable laws, negligent or guilty of a fraudulent act or wilful misconduct in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall reimburse such funds to the Company and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

9.4        In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

9.5        No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim, or investigation shall be made without the Company’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)

the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party shall have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

9.6        If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder.

9.7        The Company hereby constitutes the Underwriters as trustee for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

9.8        The Company agrees to reimburse the Underwriters monthly for the time spent by the Underwriters’ personnel in connection with any Claim at their normal per diem rates. The Company also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of the Company or the Company and the Underwriters and personnel of the Underwriters shall be required to testify, participate or respond in respect of or in connection with the Offering, the Underwriters shall have the right to employ their own counsel in connection therewith and the Company will reimburse the Underwriters monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

10.        Expenses

10.1      The Company will be responsible for all reasonable expenses of the Offering, including the fees, disbursements and taxes of its legal counsel, its auditors, printers and other consultants and service providers retained by the Company in connection with the Offering. In addition, whether or not the Offering is completed, the Company will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by the Underwriters in connection with its engagement hereunder including, without limitation, the fees, disbursements and taxes of the Underwriters’ legal counsel and any advertising, printing, courier, telecommunications, data search, roadshow presentation, travel and other expenses incurred by the Underwriters, together with related Goods and Services Tax and all provincial sales taxes.

10.2      Any expenses of the Underwriters incurred in connection with the Offering to which the Company is responsible pursuant to this Agreement and which are not reimbursed upon release of the Escrowed Funds shall be paid by the Company forthwith upon invoices being provided therefor.

11.        Syndication of the Underwriters

11.1      The sale of the Subscription Receipts in connection with the Offering shall be as to the following percentages:

Name of Underwriter	Syndicate Position
Canaccord Genuity Corp.	50.00%
GMP Securities L.P.	8.50%
BMO Nesbitt Burns Inc.	6.00%
CIBC World Markets Inc.	6.00%
Scotia Capital Inc.	6.00%
TD Securities Inc.	6.00%
Merrill Lynch Canada Inc.	2.50%
Cormark Securities Inc.	2.50%
Dundee Securities Corporation	2.50%
Mackie Research Capital Corporation	2.50%
National Bank Financial Inc.	2.50%
Paradigm Capital Inc.	2.50%
RBC Dominion Securities Inc.	2.50%
Total	100.00%

11.2      If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Subscription Receipts at the Time of Closing for any reason whatsoever, including by reason of Section 8 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Subscription Receipts which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Subscription Receipts, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except: (i) in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters; and (ii) in respect of its expense obligations pursuant to Section 10.1. Nothing in this Section 11.2 shall oblige the Company to sell to the Underwriters less than all of the Subscription Receipts or shall relieve an Underwriter in default hereunder from liability to the Company.

11.3      Without affecting the firm obligation of the Underwriters to purchase from the Company 50,000,000 Subscription Receipts at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Subscription Receipts offered under the Final Prospectus at the Offering Price, the Offering Price may be decreased and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Fee ($0.33 per Subscription Receipt) to be paid by the Company to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to the Company ($5.67 per Subscription Receipt). The Underwriters will inform the Company if the Offering Price is decreased.

12.        Action by Underwriters

12.1      All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations, (ii) waiver and extension, any waiver or extension to be in writing and signed by each Underwriter, and (iii) indemnification, contribution and settlement, may be taken by Canaccord Genuity on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the definitive certificates representing the Subscription Receipts to or to the order of, Canaccord Genuity. Canaccord Genuity shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and not joint and several.

13.        Survival of Warranties, Representations, Covenants and Agreements

13.1      All warranties, representations, covenants and agreements of the Company herein contained or contained in documents delivered or required to be delivered pursuant to this Agreement shall survive the sale by the Company of the Subscription Receipts and shall continue in full force and effect for the benefit of the Underwriters regardless of the closing of the sale of the Subscription Receipts and regardless of any investigation which may be carried on by the Underwriters or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law, provided that this shall not effect the Survival Limitation Date of the warranties, representations and covenants of the Company set forth herein.

14.        Alternative Transaction

14.1      In the event that the Company does not complete the Offering and the Company completes, within 18 months following the termination or expiry of this Agreement, either (a) an alternative transaction that can reasonably be viewed as an alternative transaction to the Offering or (b) a sale of securities of the Company to any prospective investor that is identified or contacted by the Underwriters or the Company during the term of this Agreement, the Company shall pay to the Underwriters a fee in an aggregate amount equal to the full Underwriters’ Fee and the Broker Warrants that would otherwise be payable upon the successful completion of the Offering and the Acquisition.

15.        No Fiduciary Duty

15.1      The Company hereby acknowledges that (i) the purchase and sale of the Subscription Receipts pursuant to this Agreement is an arm’s-length commercial transaction between the Company on the one hand, and the Underwriters and any affiliate through which they may be acting to effect sales, on the other, (ii) such Underwriters are acting as principal and not as an agent or fiduciary of the Company and (iii) the Company’s engagement of such Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of such Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that such Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

16.        General Contract Provisions

16.1      Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E6

Attention:        Mr. Wade Nesmith
Fax:                    (604) 639-2148

with a copy to (not to constitute notice to the Company):

Lang Michener LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:        Stephen Wortley
Fax:                    (604) 893-2378

or if to the Underwriters, to Canaccord Genuity, on behalf of the Underwriters:

Canaccord Genuity Corp.
P.O. Box 516
161 Bay Street, Suite 3000
Toronto, Ontario
M5T 2S1

Attention:        Jens Mayer
Fax:                    (416) 869-3876

with a copy to (not to constitute notice to the Underwriters):

Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia
V7X 1L3

Attention:        Bob Wooder
Fax:                    (604) 631-3309

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

16.2      This Agreement and the other documents herein referred to constitute the entire Agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior Agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the offer letter dated June 1, 2010, as accepted June 2, 2010.

16.3      Time shall be of the essence for all provisions of this Agreement.

16.4      This Agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

             If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	(signed) “Jens Mayer”
Authorized Signing Officer

GMP SECURITIES L.P.

Per:	(signed) “Mark Wellings”
Authorized Signing Officer

BMO NESBITT BURNS INC.

Per:	(signed) “Jason Attew”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	(signed) “Rick McCreary”
Authorized Signing Officer

SCOTIA CAPITAL INC.

Per:	(signed) “Marcus Chalk”
Authorized Signing Officer

TD SECURITIES INC.

Per:	(signed) “John R. Booth”
Authorized Signing Officer

MERRILL LYNCH CANADA INC.

Per:	(signed) “Scott Langley”
Authorized Signing Officer

CORMARK SECURITIES INC.

Per:	(signed) “Dan Barnholden”
Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per:	(signed) “Richard Cohen”
Authorized Signing Officer

MACKIE RESEARCH CAPITAL CORPORATION

Per:	(signed) “Phil Hodge”
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Bruno Kaiser”
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:	(signed) “Andrew Partington”
Authorized Signing Officer

RBC DOMINION SECURITIES INC.

Per:	(signed) “Lance Rishor”
Authorized Signing Officer

             The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

MALA NOCHE RESOURCES CORP.

Per:	(signed) “Wade Nesmith”
Authorized Signing Officer

SCHEDULE “A”

OPINION OF THE COMPANY’S COUNSEL

This is Schedule “A” to the Underwriting Agreement dated as of July 9, 2010 between Mala Noche Resources Corp. and Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed.

The opinion of the Company’s counsel shall be in respect of the following matters:

(i)

the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions where such concept exists and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(ii)

the Company is a corporation existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement;

(iii)	the authorized capital of the Company consists of an unlimited number of Common Shares;

(iv)	as to the issued and outstanding Common Shares of the Company;

(v)

the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates and perform its obligations under this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Broker Special Warrant Certificates; (ii) to create, issue and sell the Subscription Receipts; (iii) to issue the Unit Shares and create and issue the Warrants on conversion of the Subscription Receipts and the Additional Subscription Receipts (if applicable); (iv) to issue the Warrant Shares upon exercise of the Warrants; (v) to create and issue the Broker Special Warrants; (vi) to create and issue the Broker Warrants on conversion of the Broker Special Warrants; (vii) to issue the Broker Shares upon exercise of the Broker Warrants; (viii) to grant the Over-Allotment Option; and (ix) to issue the Additional Subscription Receipts (or Additional Underlying Units in lieu thereof) upon the due and proper exercise of the Over-Allotment Option;

(vi)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Commissions;

(vii)	the Subscription Receipts have been validly issued;

(viii)	upon due conversion of the Subscription Receipts, the Unit Shares will be validly issued as fully paid and non-assessable and the Warrants will be validly issued;

(ix)	the Additional Subscription Receipts issuable upon the exercise of the Over-Allotment Option (or Additional Underlying Units issued in lieu thereof) have been reserved for issuance by the Company;

(x)	upon the payment therefor, the Additional Subscription Receipts will be validly issued;

(xi)

upon the due conversion of the Additional Subscription Receipts, (or upon the payment therefor pursuant to the exercise of the Over-Allotment Option, as the case may be) the Unit Shares will be validly issued as fully paid and non-assessable and the Warrants will be validly issued;

(xii)

the Warrant Shares have been reserved for issue by the Company and, upon the payment of the exercise price for the Warrants, such Warrant Shares will be validly issued as fully paid and non-assessable;

(xiii)	the Broker Special Warrants have been validly issued;

(xiv)	upon due conversion of the Broker Special Warrants, the Broker Warrants will be validly issued;

(xv)

the Broker Shares have been reserved for issuance by the Company and, upon the payment of the exercise price for the Broker Warrants, such Broker Shares will be validly issued as fully paid and non-assessable;

(xvi)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Special Broker Warrant Certificates, and the performance of its obligations hereunder and thereunder, and this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Special Broker Warrant Certificates have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(xvii)	the rights, privileges, restrictions and conditions attaching to the Subscription Receipts and Underlying Units are accurately summarized in all material respects in the Final Prospectus;

(xviii)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the securities laws in each of the Qualifying Jurisdictions have been obtained by the Company to qualify the distribution or distribution to the public of the Subscription Receipts and Underlying Units (including, for greater certainty, the Additional Subscription Receipts and the Additional Underlying Units) and the distribution to the Underwriters of the Broker Special Warrants in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(xix)

the issue by the Company of (i) the Broker Warrants upon conversion of the Broker Special Warrants, and (ii) the Broker Shares issuable upon exercise of the Broker Warrants, being exempt from, or not being subject to, the prospectus and registration requirements of Applicable Securities Laws of each of the Qualifying Jurisdictions and no prospectus or other documents being required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Applicable Securities Laws in any of the Qualifying Jurisdictions in respect of such distribution;

(xx)

subject only to the standard listing conditions, the Subscription Receipts, the Unit Shares, the Warrants and the Warrant Shares (including, for greater certainty, the Additional Subscription Receipts, the Unit Shares and the Warrants underlying the Additional Underlying Units, and the Warrant Shares issuable upon exercise of the additional Warrants) and the Broker Shares have been conditionally listed on the TSXV (or the TSX);

(xxi)

the form and terms of the certificates representing the Subscription Receipts and Common Shares and the Warrants of the Company have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia) and the rules and by-laws of the TSXV (or the TSX, as the case may be);

(xxii)

the execution and delivery of this Agreement, the Subscription Receipt Indenture, the Warrant Indenture and the Special Broker Warrant Certificates, the fulfilment of the terms hereof and thereof by the Company and the issuance and delivery of the Subscription Receipts and the Special Broker Warrant Certificates to be issued and delivered by the Company at the Time of Closing, the issuance and delivery of the Unit Shares and Warrants upon conversion of the Subscription Receipts, the issuance of the Warrant Shares upon exercise of the Warrants, the issuance and delivery of the Broker Warrants upon conversion of the Broker Special Warrants, the issuance and delivery of the Broker Shares upon exercise of the Broker Warrants, the issuance and delivery of the Additional Subscription Receipts or Additional Underlying Units upon exercise of the Over-Allotment Option and, if applicable, the issuance and delivery of the Unit Shares and Warrants comprising the Additional Underlying Units upon conversion of the Additional Subscription Receipts do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Company or the resolutions of the shareholders or directors of the Company or the Business Corporations Act (British Columbia) or Applicable Securities Laws;

(xxiii)	Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Shares;

(xxiv)	Computershare Trust Company of Canada has been duly appointed as the Escrow Agent;

(xxv)	Computershare Trust Company of Canada has been duly appointed as the Warrant Agent;

(xxvi)

the statements set forth in the Final Prospectus under the headings (for certainty, including all subheadings under such headings) “Eligibility For Investment” and “Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein; and

(xxvii)	as to all other legal matters reasonably requested by counsel to the Underwriters.

SCHEDULE “B”

MATERIAL SUBSIDIARIES

This is Schedule “B” to the Underwriting Agreement dated as of July 9, 2010 between Mala Noche Resources Corp. and Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc.

Name	Jurisdiction	% Ownership

Mala Noche Resources, S.A. de C.V. (to be renamed Campañia Minera Primero, S.A. de C.V.)	Mexico	100%

Silver Trading (Barbados) Ltd.(1)	Barbados	100%

(1) Assumes completion of the Acquisition.

SCHEDULE “C”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “C” to the Underwriting Agreement dated as of July 9, 2010 between Mala Noche Resources Corp. and Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc.

             As used in this Schedule “C”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “C” is annexed and the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “C”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such Offered Securities;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) of Regulation S;

(c)

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, television, or telecommunications, including electronic display or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)	“SEC” means the United States Securities and Exchange Commission;

(f)

“Subscription Agreement” means the subscription agreement provided to all U.S. purchasers in the Offering, to be executed and returned prior to the completion of the sale of Subscription Receipts to such U.S. purchasers;

(g)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.;

(h)	“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Underwriter; and

(i)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

             Each Underwriter and each U.S. Affiliate acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and the Subscription Receipts may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1.

It has not offered and will not offer any Subscription Receipts except (a) in an “offshore transaction”, as such term is defined in Rule 902(h) of Regulation S, in accordance with Rule 903 of Regulation S, or (b) in the United States or to, or for the account or benefit of, U.S. Persons as provided in paragraphs 2 through 12 below. Accordingly, none of the Underwriters, its U.S. Affiliates, nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) (i) any offer to sell or any solicitation of an offer to buy, any Subscription Receipts to any person in the United States, (ii) any facilitation of any sale of Subscription Receipts to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and was not a U.S. Person, or such Underwriter, U.S. Affiliate or person acting on behalf of such Underwriter or U.S. Affiliate reasonably believed that such purchaser was outside the United States and was not a U.S. Person, or (iii) any Directed Selling Efforts in the United States with respect to the Subscription Receipts.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule “C” as apply to such Underwriter as if such provisions applied to such selling group member.

3.

All offers of Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons have been or will be made by it only to Accredited Investors through its U. S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements and in the manner contemplated in this Schedule “C”.

4.

Offers of Subscription Receipts in the United States or to, or for the account or benefit of, U. S. Persons shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Any offer or solicitation of an offer to buy Subscription Receipts that has been made or will be made in the United States or to, or for the account or benefit of, U.S. Persons was or will be made only to Accredited Investors that are exempt, or in transactions that are exempt, from registration under the U.S. Securities Act and applicable state securities laws.

6.

The Underwriter, its U.S. Affiliate and any person acting on its or their behalf may offer the Subscription Receipts only to offerees with respect to which such Underwriter or its U. S. Affiliate has a pre-existing relationship and immediately prior to soliciting any such offeree, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Subscription Receipts, is an Accredited Investor, and at the time of completion of each sale to any such offerees, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf had reasonable grounds to believe and did believe, that each purchaser purchasing Subscription Receipts and any person on behalf of whom such purchaser is acquiring Subscription Receipts is an Accredited Investor.

7.

Prior to the completion of any sale of Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons, each U.S. purchaser will be required to execute a Subscription Agreement in the form attached to the U.S. private placement memorandum (the “U.S. Placement Memorandum”).

8.

It will inform, and cause its U.S. Affiliate to inform, all offerees of the Subscription Receipts within the United States or that are U.S. Persons that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Subscription Receipts are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D and in reliance upon similar exemptions under applicable state securities laws.

9.

It will deliver, prior to the purchase, a copy of the U.S. Placement Memorandum attached to a copy of the Prospectus to each purchaser of the Subscription Receipts within the United States or that is a U.S. Person.

10.

During the period during which the Offered Securities are offered for sale, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf has not taken and will not take any action that would constitute a violation of Regulation M under the U. S. Exchange Act in connection with the offer or sale of the Offered Securities.

11.	At least one business day prior to the Closing Time, the transfer agent will be provided with a list of all purchasers of the Subscription Receipts in the United States.

12.

At closing, it, together with its U.S. Affiliate placing Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule “C”, relating to the manner of the offer of the Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons.

Representations, Warranties and Covenants of the Company

             The Company represents, warrants, covenants and agrees that:

1.	The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Securities.

2.

The Company is not, and as a result of the sale of the Subscription Receipts contemplated hereby will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

3.

Except with respect to offers and sales to Accredited Investors within the United States in reliance upon an exemption from registration under the U.S. Securities Act as set forth herein, none of the Company, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on their behalf, in respect of which the Company makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts to any person in the United States or to, or for the account or benefit of, U.S. Persons; or (B) any sale of any Subscription Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and is not a U.S. Person or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and is not a U.S. Person.

4.

During the period in which the Subscription Receipts are offered for sale, none of it, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on their behalf, in respect of which the Company makes no representation) has made or will make any Directed Selling Efforts in the United States.

5.

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on their behalf, in respect of which the Company makes no representation) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Subscription Receipts in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

During the period during which the Offered Securities are offered for sale, none of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on their behalf, in respect of which the Company makes no representation) has taken nor will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Securities.

7.

The Company has not, for a period of six months prior to the commencement of the Offering hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be “integrated” with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Subscription Receipts.

8.

The Company shall cause a Form D to be filed with the SEC within 15 days of the first sale of Subscription Receipts within the United States or to, or for the account or benefit of, a U.S. Person and shall make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Subscription Receipts in such states.

APPENDIX I TO SCHEDULE “C”

UNDERWRITERS’ CERTIFICATE

           In connection with the private placement in the United States of Subscription Receipts (the “Subscription Receipts”) of Mala Noche Resources Corp. (the “Company”) pursuant to the Underwriting Agreement dated as of July 9, 2010, among the Company, and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)

each U.S. Affiliate of the undersigned Underwriter who offered Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons is a duly registered broker or dealer with the SEC and under the securities laws of each state in which such offers and subsequent sales by the Company were made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of and is in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the dates of such offers;

(ii)

all offers and sales of Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)

immediately prior to contacting any offeree in the United States or that is a U.S. Person, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an “Accredited Investor”) and, on the date hereof, we continue to believe that each such person purchasing Subscription Receipts from the Company is an Accredited Investor;

(iv)

no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons;

(v)

the offering of the Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by us through our U.S. Affiliates in accordance with the terms of the Underwriting Agreement, including Schedule “C” thereto; and

(vi)

prior to any sale of Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons, we obtained properly completed and executed Subscription Agreements from all purchasers in the United States or that are U.S. Persons in the form attached to the U.S. Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “C” thereto, unless otherwise defined herein.

Dated this __ day of __________, 2010.

UNDERWRITER	U.S. AFFILIATE

By: _______________________________________	By: _______________________________________
Name:	Name:
Title:	Title